

June 10, 2014

Via E-Mail
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re: Medical Transcription Billing, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on June 2, 2014**
> **File No. 333-192989**

Dear Mr. Haq:

We have reviewed your amended registration statement and response letter dated May 30, 2014, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated May 23, 2014.

Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

13. Income Taxes, page F-24

1.   We note your response to prior comment 5 that the $41,714 of state tax expense for the year ended December 31, 2013 primarily arose due to the true-up of New Jersey state net operating losses because the dividend exclusion is not an allowable deduction in computing the New Jersey state net operating loss. However, we note that your disclosure indicates that for state tax purposes, the Company's Pakistan earnings generally are not taxed due to a subtraction modification available in most states. As a result, the Company has reported cumulative losses at the state level for the last three years. Please clarify your disclosures so that they are consistent with your response, and provide an explanation for the state tax expense.

Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014 and 2013

Notes to Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014

10. Income Taxes

2.   We note your response to prior comment 6. Tell us what your estimated annual effective tax rate is based on your current best estimate. To the extent there is a material difference between this rate and the rate that you have used for the interim period, please further clarify how a small change in your estimated ordinary income would produce a significant change in the effective tax rate. In this regard, it does not appear that you have historically had significant permanent differences. Please also clarify the amount of minimum taxes that may be due in certain jurisdictions.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Zev M. Bomrind
        Fox Rothschild LLP